Exhibit 4

British American Tobacco p.l.c.

06 July 2026

TRANSACTION IN OWN SHARES

British American Tobacco p.l.c. (the “Company”) announces that in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 15 April 2026 it purchased the following number of its ordinary shares of 25 pence each (“Shares”) from Merrill Lynch International and UBS AG London Branch during the period from 29 June 2026 to 03 July 2026 as part of its buyback programme announced on 18 March 2024:

Date of purchase:	29 Jun 2026	30 June 2026	01 July 2026	02 July 2026	03 July 2026
Number of ordinary shares of 25 pence each purchased:	118,086	89,496	90,382	89,368	90,411
Highest price paid per share (pence):	4,740.00p	4,762.00p	4,651.00p	4,677.00p	4,645.00p
Lowest price paid per share (pence):	4,630.00p	4,662.00p	4,524.00p	4,569.00p	4,579.00p
Volume weighted average price paid per share (pence):	4,683.35p	4,720.13p	4,578.06p	4,631.63p	4,612.02p

The Company intends to cancel the purchased Shares.

Following the purchase and cancellation of these Shares, the Company will have 2,164,844,467 ordinary shares in issue (excluding treasury shares) which carry voting rights and will hold 132,654,339 ordinary shares in treasury. This information may be used by shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it applies in the UK, a schedule of individual trades carried out by Merrill Lynch International during the period set out above is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/1793L_1-2026-7-6.pdf

http://www.rns-pdf.londonstockexchange.com/rns/1793L_2-2026-7-6.pdf

http://www.rns-pdf.londonstockexchange.com/rns/1793L_3-2026-7-6.pdf

http://www.rns-pdf.londonstockexchange.com/rns/1793L_4-2026-7-6.pdf

http://www.rns-pdf.londonstockexchange.com/rns/1793L_5-2026-7-6.pdf

Enquiries:

Investor Relations

Victoria Buxton | IR_team@bat.com

Schedule of purchases - aggregate information

Issuer name	ISIN Code	Transaction date	Daily total volume (in number of shares)	Daily weighted average price of shares acquired	Platform
British American Tobacco p.l.c.	GB0002875804	29/06/2026	118,086	4,683.35p	LSE
British American Tobacco p.l.c.	GB0002875804	29/06/2026	0	0p	CHIX
British American Tobacco p.l.c.	GB0002875804	29/06/2026	0	0p	BATE
British American Tobacco p.l.c.	GB0002875804	30/06/2026	89,496	4,720.13p	LSE
British American Tobacco p.l.c.	GB0002875804	30/06/2026	0	0 p	CHIX
British American Tobacco p.l.c.	GB0002875804	30/06/2026	0	0p	BATE
British American Tobacco p.l.c.	GB0002875804	01/07/2026	70,899	4,580.86p	LSE
British American Tobacco p.l.c.	GB0002875804	01/07/2026	13,582	4,567.44p	CHIX
British American Tobacco p.l.c.	GB0002875804	01/07/2026	5,901	4,568.88pp	BATE
British American Tobacco p.l.c.	GB0002875804	02/07/2026	67,437	4,634.53	LSE
British American Tobacco p.l.c.	GB0002875804	02/07/2026	15,397	4,622.98p	CHIX
British American Tobacco p.l.c.	GB0002875804	02/07/2026	6,534	4,622.12p	BATE
British American Tobacco p.l.c.	GB0002875804	03/07/2026	66,933	4,611.89p	LSE
British American Tobacco p.l.c.	GB0002875804	03/07/2026	16,615	4,612.53p	CHIX
British American Tobacco p.l.c.	GB0002875804	03/07/2026	6,863	4,612.05p	BATE